UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SBC Medical Group Holdings, Inc.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

73245B107
(CUSIP Number)

Randal D. Murdock
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2024
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ZUU Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,057,534*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,057,534*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,057,534*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The Reporting Persons may be deemed to have acquired 80,454 units, with each unit consisting of one share of Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share.  The units have been separated into their component securities upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination, which occurred on September 17, 2024, and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering, which was August 4, 2022.  The amount reported above as beneficially owned includes Shares underlying such warrants.  Additionally, the amount reported above as beneficially owned includes warrants held by Second ZUU Target Fund for SBC Medical Group HD Investment Partnership to that originally entitled the holder to acquire shares of SBC Medical Group, Inc., a Japanese corporation and became exercisable for 2,329,840 Shares upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants expire on the tenth anniversary of the Issuer’s initial business combination, or September 17, 2034.  All reported shares of Common Stock are held by ZUU Funders Co. Ltd.  ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and Second ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd. ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024.

1	NAMES OF REPORTING PERSONS
ZUU Funders Co. Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,057,534*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,057,534*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,057,534*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The Reporting Persons may be deemed to have acquired 80,454 units, with each unit consisting of one share of Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share.  The units have been separated into their component securities upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination, which occurred on September 17, 2024, and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering, which was August 4, 2022.  The amount reported above as beneficially owned includes Shares underlying such warrants.  Additionally, the amount reported above as beneficially owned includes warrants held by Second ZUU Target Fund for SBC Medical Group HD Investment Partnership to that originally entitled the holder to acquire shares of SBC Medical Group, Inc., a Japanese corporation and became exercisable for 2,329,840 Shares upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants expire on the tenth anniversary of the Issuer’s initial business combination, or September 17, 2034.  All reported shares of Common Stock are held by ZUU Funders Co. Ltd.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024.

1	NAMES OF REPORTING PERSONS
ZUU Target Fund for SBC Medical Group HD Investment Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,727,694*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,727,694*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,727,694*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.71%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The Reporting Persons may be deemed to have acquired 80,454 units, with each unit consisting of one share of Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share.  The units have been separated into their component securities upon the closing of the issuer’s business combination on September 17, 2024.  These warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination, which occurred on September 17, 2024, and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering, which was August 4, 2022.  All reported shares of Common Stock are held by ZUU Funders Co. Ltd.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024.

1	NAMES OF REPORTING PERSONS
Second ZUU Target Fund for SBC Medical Group HD Investment Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,329,840*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,329,840*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,329,840*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.26%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The amount reported above as beneficially owned includes warrants held by Second ZUU Target Fund for SBC Medical Group HD Investment Partnership to that originally entitled the holder to acquire shares of SBC Medical Group, Inc., a Japanese corporation and became exercisable for 2,329,840 Shares upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants expire on the tenth anniversary of the Issuer’s initial business combination, or September 17, 2034.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024.

1	NAMES OF REPORTING PERSONS
Kazumasa Tomita

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,057,534*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,057,534*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,057,534*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* The Reporting Persons may be deemed to have acquired 80,454 units, with each unit consisting of one share of Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share.  The units have been separated into their component securities upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination, which occurred on September 17, 2024, and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering, which was August 4, 2022.  The amount reported above as beneficially owned includes Shares underlying such warrants.  Additionally, the amount reported above as beneficially owned includes warrants held by Second ZUU Target Fund for SBC Medical Group HD Investment Partnership to that originally entitled the holder to acquire shares of SBC Medical Group, Inc., a Japanese corporation and became exercisable for 2,329,840 Shares upon the closing of the Issuer’s business combination on September 17, 2024.  These warrants expire on the tenth anniversary of the Issuer’s initial business combination, or September 17, 2034.  All reported shares of Common Stock are held by ZUU Funders Co. Ltd.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024.

CUSIP No. 73245B107	SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on February 6, 2023 (the “Initial 13D” and as amended and supplemented to date, the “Schedule 13D”) by the Reporting Persons, relating to shares of Common Stock, $0.0001 par value per share (the “Shares”), of SBC Medical Group Holdings Inc., a Delaware corporation formerly known as Pono Capital Two, Inc. (the “Issuer”).  Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.  This Amendment reflects beneficial ownership of the Reporting Persons based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024, resulting in beneficial ownership remaining above five percent of the Shares for certain Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

“(a) Each of the Reporting Persons other than the Fund may be deemed to beneficially own an aggregate of 5,057,534 Shares representing approximately 4.9% of the Shares outstanding, and the Fund may be deemed to beneficially own an aggregate of 2,727,694 Shares representing approximately 2.71% of the Shares outstanding, in each case based on 100,743,253 shares of Common Stock stated by the Issuer as outstanding as of the closing of its initial business combination as described in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 20, 2024.  The foregoing amounts that may be deemed to be beneficially owned by the Reporting Persons include 1,503,473 Shares transferred by Dr. Yoshiyuki Aikawa on September 17, 2024 pursuant to the terms of the Non-Redemption Agreement by and among the Issuer, ZUU Target Fund for SBC Medical Group HD Investment Partnership (the “Fund”), SBC Medical Group Holdings Incorporated (“SBC”), and Dr. Yoshiyuki Aikawa dated March 15, 2024, as amended; 80,454 Shares underlying warrants entitling the holder thereof to purchase one Share for $11.50 per Share; and, as to Reporting Persons other than the Fund, held by Second ZUU Target Fund for SBC Medical Group HD Investment Partnership (the “Second Fund”) that originally entitled the holder to acquire shares of SBC Medical Group, Inc., a Japanese corporation and became exercisable for 2,329,840 Shares upon the closing of the Issuer’s initial business combination on September 17, 2024.

(b) Each of the Reporting Persons other than the Fund and the Second Fund may be deemed to have shared voting and shared dispositive power with regard to 5,057,534 Shares.  The Fund may be deemed to have shared voting and shared dispositive power with regard to 2,727,694 Shares.  The Second Fund may be deemed to have shared voting and shared dispositive power with regard to 2,329,840 Shares.

(c) Except as set forth in Exhibit 99.7 to this Amendment No. 7 to the Initial 13D, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Under the terms of the Investment Partnership Contract, distributions to the investors in the Fund may include dividends or proceeds from the sale of Shares held by the Fund.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares on September 27, 2024.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby supplemented by adding the following to the end thereof:

“The responses to Item 5 of Amendment No. 7 to the Initial 13D are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated October 1, 2024, of the Reporting Persons.
Exhibit 99.2	Investment Partnership Contract.*
Exhibit 99.3	Non-Redemption Agreement.*
Exhibit 99.4	Amendment to Non-Redemption Agreement.*
Exhibit 99.5	Amendment No. 2 to Non-Redemption Agreement.*
Exhibit 99.6	Acknowledgment and Waiver Pursuant to Non-Redemption Agreement.*
Exhibit 99.7	Transactions in Shares.

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 1, 2024

ZUU CO. LTD.

		By:	/s/ Kazumasa Tomita
		Name:	Kazumasa Tomita
		Title:	President

ZUU FUNDERS CO. LTD.

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

ZUU TARGET FUND FOR SBC MEDICAL GROUP HD INVESTMENT PARTNERSHIP

By: ZUU Funders Co. Ltd., its Operating Partner

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

SECOND ZUU TARGET FUND FOR SBC MEDICAL GROUP HD INVESTMENT PARTNERSHIP

By: ZUU Funders Co. Ltd., its Operating Partner

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

KAZUMASA TOMITA

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President